2024

ANNUAL REPORT

taylor devices inc.

TAYLOR DEVICES' VISION STATEMENT

Taylor Devices, Inc. will be a Destination Employer of Choice where our self-empowered, innovative, and talented workforce teams to successfully execute and deliver on our stakeholder commitments while concurrently designing and qualifying the next generation of Shock and Vibration Management Systems and Components to protect life, platform, and structures throughout the world with the highest standard of integrity and excellence resulting in profitable growth.

TO OUR STOCKHOLDERS,

Fiscal year 2024 was another exceptionally good year for our Company as our Team's disciplined adherence to, and execution of, our prioritized growth and improvement campaigns resulted in the following achievements for FY24:

- Full year **Bookings** of **$45.2M**, 2nd highest in our company's history (current record was set last year, FY23, at $49.1M with the average over the prior 9 fiscal years at $32.6M)
- New record high full year **Sales** of **$44.6M** (prior record was $40.2M set last year, FY23, with the average over the prior 9 fiscal years at $31.8M)
- This has us entering FY25 with a **Backlog** of **$33.1M**, which is the highest in the company's history (prior record was $32.5M as we entered last year, FY23, with the average over the prior 9 fiscal years at $21.4M)
- New record high full year **Net Income of $9.0M/20.2% of sales** (prior record was $6.3M/15.6% of sales set last year, FY23, with the averages over the prior 9 fiscal years at $3.5M/10.9% of sales)
- New record high **Customer On-Time Delivery** of **92%** (prior record was 89% set last year, FY23)
- **Capital expenditures** of **$1.1M** for new manufacturing and testing equipment as well as the acquisition of PUMPKIN™ Mounts intellectual property
- **R&D** investment of **over $0.4M** in support of our targeted future growth
- **25 new members** added to our TDI Team in FY24 in support of our targeted growth

While all three of our customer facing product groups; Aerospace/Defense, Structural and Industrial, once again contributed significantly to our results, our Aerospace/Defense product group had another particularly strong year finishing with bookings at $26.7M, second highest in the company's history with the current record of $30.2M set last year, FY23, and the average over the prior 9 fiscal years at $14.8M per year. Additionally, sales finished at $26.7M, significantly exceeding the previous record of $15.6M set last year, FY23, and well above the average over the prior 9 fiscal years at $13.3M. Our Structural and Industrial product group's combined full year bookings and sales finished below last year's levels due primarily to higher interest and unfavorable foreign exchange rate dynamics.

I am also very happy to report that FY24 continues our very favorable trend of steady year-on-year increases in firm order backlog concurrent with year-on-year increases in sales and profit, now for the past 4 fiscal years.

> ***I am also very happy to report that FY24 continues our very favorable trend of steady year-on-year increases in firm order backlog concurrent with year-on-year increases in sales and profit, now for the past 4 fiscal years.***

The significantly improved profitability of our business is a testament to the continuing great work our Cross-Functional Team is doing to drive waste out of our processes as they work together to solve our customers most difficult shock and vibration challenges with our elegantly innovative custom engineered products that we then manufacture, validate and supply on time.

As we very proudly enter our 70th year in business this FY25, we will continue to invest in our people, technology, processes and facilities which I am confident will serve us well path forward.



Sincerely,
Timothy J. Sopko, Chief Executive Officer



TAYLOR DEVICES, INC.

SALES

GROWING OUR PORTFOLIO

> *“Aerospace and Defense...sales have jumped to $26.7M in this product line, up from $15.6M in FY23. Since FY22, sales have more than doubled, and for FY24, this constitutes nearly 60% of our total sales.”*

Dear Shareholders,



As demonstrated by the year-end numbers, the Company continues on its plan for profitable growth. Although we had a dip in total bookings year-on-year ($45.2M in FY24 vs. $49.1 in FY23), we did start FY25 with a record backlog of $33.1M. The bookings include $3.7M for Industrial Products, $14.8M for Structural Products and $26.7M for Aerospace & Defense Products.

Interesting to note is that over the last year or so, the Company has enjoyed a substantial increase in the sales of aerospace and defense products in terms of both total sales and in percentage of total sales as compared to structural and industrial products. Indeed, sales have jumped to $26.7M in this product line, up from $15.6M in FY23. Since FY22, sales have more than doubled, and for FY24, this constitutes nearly 60% of our total sales. Recent history has shown that this product line had been generating about 40% of total sales. As usual within this sector, and as I stated in last year's annual report, we continue to support many mature programs while being awarded several new development programs by new and legacy customers that we hope will provide sustained revenue for years to come. Additionally, our strategy for generating new sales and continuing to attack strategic programs will help this trend to continue. Personally, it is quite satisfying for me to see that products that we developed back in the 1980's when I was a young engineer are still generating significant business for the Company today.

Featured in this annual report is a large project that we recently completed at 651 Gateway in San Francisco, CA. This was a voluntary seismic upgrade to a 300,000 square foot, 17 story building that was built in the late 1980's. The upgrade converted its previous standard office space to Class A lab space. Taylor Devices provided a total of 127 viscous dampers that were placed in a staggered pattern throughout the height of the building. As shown in the pictures, the dampers are quite visible to occupants and passers-by alike as the building has a glass facade and the dampers are not hidden behind drywall. Please enjoy the pictures as the dampers show quite well!

As Taylor Devices is now in its 70th year, we thought it would be interesting to feature some content from old annual reports to exemplify how the Company has changed over so many years. Back in 1962, the Company had sales of $334K and a net loss of $77K. Then, in 1964, we had sales of $537K and lost $166K. By 1991, we recorded a net profit of $52K on sales of $4.4M. Throughout our history of growth, there sure were some lean years that we struggled through, but perseverance and hard work paid off. We sure have come a long way!

As we are continuing to have a physical AGM, please join us at the meeting in Amherst, NY in October where we will be presenting some of the great progress that continues at both our campuses in North Tonawanda, NY.

Sincerely,
Alan Klembczyk, President

TAYLOR DEVICES, INC.

REFLECTING ON OUR **PAST**

LOOKING TOWARD OUR **FUTURE**

AS WE HEAD INTO OUR 70TH YEAR OF BUSINESS



OTHER MARKETS

Norden (Division of United Aircraft) continues to purchase our smallest Liquid Spring in quantity for use as a radar buffer to cushion the radar antenna during side to side cycling inside the aircraft.

NORDEN

The TFX-F111 (shown on the front cover) utilizes the same arresting hook spring as the Chance Vought aircraft and incorporates two other Liquid Springs in its structure as well, for landing gear up-lock bump and tail hook stabilization.

GRUMMAN

The McDonnell F104 utilizes the spring furnished to Universal Match, as the shock absorber for the automatic photographic equipment which takes high-speed, high-altitude photographs.

MC DONNELL

The Sikorsky Crane Helicopter S-64A utilizes a large Liquid Spring with a sensing element that cushions the load picked up by the helicopter and sends the signal to dis-engage the load if it is too heavy. There now are many more aircraft uses for this spring.

SIKORSKY

AERO

Arresting hook for F8U Aircraft and its successor, the Val Aircraft.

Our customer, Chance Vought continues to prove this item for F8U spares and now for the new Val program. We have received over $600,000 in business for this particular arresting hook application.

Chance Vought has installed our Liquid Springs in the flap system of their new XC142 Vertical Take-off Transport which should result in substantial business within the next few years.

Chance Vought

SPERRY, NORDEN, ANTENNA SYSTEMS
A.M.F. AND NORTH AMERICAN AVIATION

ELECTRONICS

Electronics: Taylor Devices Liquid Spring Shoks have been used by Sperry, Norden, Antenna Systems, A.M.F. and North American Aviation. The units cushion the impact as the radar antenna moves to and fro searching its object. It prevents damage to the delicate radar reflector. Thus, when the astronauts flew around the earth, the radar buffers which tracked their paths at radar stations throughout the world, were cushioned by Taylor Liquid Spring Radar Buffers.

ATOMICS

Atomic reactors: Taylor Liquid Spring Shoks (due to the low mass of the piston) have found favor for cushioning the scram rods in nuclear reactors to prevent dangerous mal-functions when the scram rod is rapidly inserted into the radioactive pile.

AMF ATOMICS, INTERNATIONAL ATOMICS,
LAWERENCE RADIATION LAB, G.E.

EXPLORATION

INNERSPACE

Taylor Liquid Spring Shoks have found favor in innerspace U.S. nuclear submarine fleets for cushioning Polaris missiles within the submarines and for cushioning the gyroscopic devices which provides for position of missile and submarine.

WESTINGHOUSE

SPERRY GYROSCOPE

LINACS:

Linacs are Linear Accelerators for accelerating a mass up to the speed of a bullet. In simple terms, they are made to change from a tension to a compression spring (or vice-versa) to drive a mass at high velocity. The Linac shown on the left is incorporated on Petty Geophysical's device for oil exploration. Its shock replaced twenty pounds of dynamite, formerly placed in a drilled hole and exploded. This device will speed up exploration for oil.

Petty

SPACE

BROWN ENGINEERING
NASA
HAYES

Linac for acc[illegible]rating the umbilical cords from the Saturn V rocket as it takes off for the moon. We have just received better than a 1/2 million dollar contract for this product. (HAYES)

Clipped from the Taylor Devices 1964 Annual Report, this page showcases some of our products and projects we were working on at the time. Manufacturing, transportation including the railroad industry, aerospace, electronics, and even nuclear reactors were some of the main markets for the Company. Customers included Vought, Pratt & Whitney, Sikorsky, the U.S. Navy, Sperry, NASA, and many more. It wasn't until the 1990s, that our dampers were developed for structural applications. 60 years later, some of these remain among our most valued customers today!

From the 1964 Annual Report:
"Most companies have one product and diversify through external acquisition. Taylor has an entry in the markets noted. Acceptance has been difficult and costly, but each of these markets in itself could create a substantial corporation."



FEATURED PROJECT

651 Gateway

south san francisco, ca



Size	300,000 sqft
Stories	17
Building Type	Commercial
Number of Dampers	127
Structural	Engineer IMEG & Maffei
General Contractor	Truebeck Construction
Owner	Boston Properties

Upgrading this structure from standard office space to Class A lab space provided a unique opportunity to include a voluntary seismic upgrade along with MEP and Architectural improvements. The structure, built in the late 1980s, uses both Eccentric Braced Frames and perimeter Pre-Northridge Moment Frames as the lateral systems, both of which contained deficiencies common to those construction eras. Dampers reduced the story drifts significantly, addressing a soft story mechanism and reducing beam-column rotations to eliminate any connection or foundation upgrades. Dampers were placed in a staggered pattern up the height of the building to reduce the accumulation of force in any given location.






651
GATEWAY



OPERATIONS

CONTINUOUSLY IMPROVING

> *The entire Taylor Team pulled together to achieve these results, enabled by better systems, processes, and training.*

Dear Shareholders,



The Taylor Devices Operational Excellence Journey has improved year over year and continued into FY24. To start, we have accomplished $44.6m in assembled, tested, and shipped revenue, which is a Taylor record and an 11% increase from FY23. We have also achieved a customer order on-time delivery of 92%, which is another Taylor record and a 3% improvement from FY23. Not only are we improving on our deliveries, but also making sure past due orders are completed quickly. Our past due order lines dropped to a monthly average of 8, which is a 10% reduction from the FY23 monthly average. Finally, we are making our facilities safer for our employees. We have reduced our number of safety incidents/injuries; CY24 is on pace for 30% fewer incidents/injuries from CY23.

The entire Taylor Team pulled together to achieve these results, enabled by better systems, processes, and training. Our Continuous Improvement Program underpins our journey to improve all aspects of our business through various projects accomplished by our team in FY24.

Many of these projects allowed us to become even more lean and efficient in many of our day-to-day operations. For example, in our machine shop, we have completed dozens of machining setup and run time improvements, reducing job machining time by 10-50%. Our Superfinisher is fully operational, saving 50% of labor time per finished rod. When it comes to assembly, our Structural Baseplate Assembly process improved via material handling equipment leading to a safer and more efficient process. After our products are assembled, our new Easy Arm crane with lift assist, which was installed on a Structural Product Test Machine, provides a safer and more efficient process. We are adding new technology to our facilities including a new 3D printer which was operationalized, resulting in improvement in the speed and quality of prints.

Along with becoming more efficient, we are also focused on reducing our carbon footprint. We have hired our first-ever full-time Environmental, Health, & Safety (EHS) resource to help us improve our environmental management system. With that, we have begun using reusable/recyclable packaging solutions developed for transporting parts to and from Outside Service Vendors. In our machine shop, we installed a new environmentally friendly, water-based aqueous parts washer for in-process cleaning and a new evaporator which reduced energy costs for that process by 50%. In an effort to improve delivery and reduce costs, we joined a shipping consortium, resulting in a 25% reduction in targeted shipping costs.

Finally, many of these projects were fueled by a relentless focus to improve each and every day. Our Production Readiness Review/Test Readiness Review (PRR/TRR) process was piloted and rolled out, proactively preventing assembly and test issues on new products. We have completed numerous 5S Events, all leading to a safer and more efficient process in the Medium Lathe work center, Head Cell, and Drop Test area. A High Energy Safety Team (HEST) was formed to examine and approve modifications and additions to high-energy test equipment. We are well positioned to support Taylor Devices' future profitable growth plan, to the delight of our Shareholders, our Customers, and our team members.

Sincerely,
Todd Avery, Vice President of Operations
TAYLOR DEVICES, INC.

We have achieved an all-time high 92% on-time delivery.

We have new machinery to reduce energy and become more efficient.

We have improved machining setup to reduce run-times and save costs.

Our Fiscal Year 2024 Operational Results were underpinned by a relentless focus on a unique combination of projects that support our Company's long-range strategic plan and an engaged workforce that is committed to our Customers and each other.


EASY ARM

Eric Roth using the new Easy Arm crane in one of our testing machines.



High Velocity Shock test of a Railroad Unit for Trucks on top of a Piggy Back Rail Car.

UNMATCHED TESTING CAPABILITIES

Besides manufacturing exceptional products for energy management, one of the major capabilities we take great pride in is our testing abilities. Testing has always been important to us here at Taylor Devices, and a vital part of our operations since opening in 1955.

Today, we have developed world-class facilities comprised of 12 separate test systems including vertical drop rails, hydraulic actuators for dynamic testing, and static hydraulic test stands. These test machines are capable of forces up to 4,000,000 lbs. and velocities of 600 in/sec and provide acceptance and qualification testing on our products according to strict customer requirements.

This photo was taken from our 1963 Annual Report and shows a shock test being performed on a shock absorber before being shipped to a customer.

FINANCIALS

STRENGTH IN THE NUMBERS

> *"Fiscal year 2024 financial performance continued to trend favorably. Revenue increased 11% over fiscal year 2023 with heavier concentration of Aerospace sales..."*



Dear Shareholders,

Fiscal year 2024 (FY24) financial performance continued to trend favorably. Revenue increased 11% over fiscal year 2023 (FY23) with a heavier concentration of Aerospace sales which were up 71% from the prior year. Accordingly, domestic sales as a percentage of total increased to 86% versus 81% in FY23. The year-end backlog position is up 2% from May 2023 and is weighted towards aerospace/defense customers at 72% versus 28% for commercial customers.

Gross Profit, which increased to $20.8 million, or 47% of sales, from $16.9 million or 42% of sales in FY23, was favorably impacted by both Price and Cost actions. Management of costs has been facilitated by recent investments in manufacturing capability. FY24 capital expenditures of $1.1 million continued to be focused on machinery and equipment upgrades. Research and Development costs decreased to $0.4 million with the conclusion of the Taylor Damped Moment Frame™ project. Engineering resources pivoted to support more funded research and development, which increased 50% from FY23.

As a result of all the above, Net Income finished at $9.0 million, or 20% of sales, versus the prior year at $6.3 million or 16% of sales. Earnings per share went up to $2.68 as compared to $1.79 in FY23.

The sales order backlog of $33.1 million as of May 31, 2024, along with increasing customer funded development activity, provides a good launch point into the future. Our Balance Sheet remains strong and will allow us to continue making investments that support sustained profitable growth.

Sincerely,
Paul Heary, Chief Financial Officer
TAYLOR DEVICES, INC.

Earnings per share went up to **$2.68** as compared to **$1.79** in FY23.

MARKET INFORMATION



FISCAL YEAR 2023
FISCAL YEAR 2024
HIGH $10.25
LOW $8.13
HIGH $14.00
LOW $9.66
HIGH $16.98
LOW $10.50
HIGH $23.79
LOW $15.30
LOW $18.06
HIGH $23.90
LOW $19.81
HIGH $37.50
LOW $21.98
HIGH $61.70
LOW $33.70
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Stock price highs and lows for the past two fiscal years.

CUSTOMER GROUPS

AEROSPACE / DEFENSE	60%
STRUCTURAL	32%
INDUSTRIAL	8%



8%
32%
60%
2024
10%
39%
51%
2023

CUSTOMER LOCATIONS

USA	86%
OTHER	10%
ASIA	4%



10%
86%
2024
8%
81%
2023

TAYLOR DEVICES, INC.
NORTH TONAWANDA, NEW YORK
COMPARATIVE STATEMENT OF INCOME (CONDENSED)
For the fiscal years ended May 31st

EXHIBIT B

	1963	1962	1961
Sales (less returns, discounts and allowances)	$595,184	$333,893	$342,628
Cost of Goods Sold Materials, Labor, Subcontracts, Manufacturing and Engineering Expenses	501,565	243,912	234,367
Manufacturing Profit	93,619	89,981	108,261
Selling and Administrative Expenses	154,069	156,720	168,068
	(60,450)	(66,739)	(59,807)
Other Income	1,294	893	4,502
	(59,156)	(65,846)	(55,305)
Other Expense	38,003	10,868	5,075
Net Loss (Note 2)	$(97,159)	$(76,714)	$(60,380)



Back in 1962, the Company had sales of $334K and a net loss of $77K. Then, in 1964, we had sales of $537K and lost $166K. By 1991, we recorded a net profit of $52K on sales of $4.4M.

With a net profit of nearly $9.0M this past fiscal year, we sure have come a long way!

\- Alan Klembczyk, President

Taylor Devices, Inc. Annual Report , 1963

This page is intentionally left blank

TAYLOR DEVICES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AND

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statement

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Information in this Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K that does not consist of historical facts are "forward-looking statements." Statements accompanied or qualified by, or containing, words such as "may," "will," "should," "believes," "expects," "intends," "plans," "projects," "estimates," "predicts," "potential," "outlook," "forecast," "anticipates," "presume," "assume" and "optimistic" constitute forward-looking statements and, as such, are not a guarantee of future performance. These statements involve factors, risks and uncertainties, the impact or occurrence of which can cause actual results to differ materially from the expected results described in such statements. Risks and uncertainties can include, among others: fluctuations in general business cycles and changing economic conditions; variations in timing and amount of customer orders; changing product demand and industry capacity; increased competition and pricing pressures; advances in technology that can reduce the demand for the Company's products, as well as other factors, many or all of which may be beyond the Company's control. Consequently, investors should not place undue reliance on forward-looking statements as predictive of future results. Except as required by law, the Company disclaims any obligation to release publicly any updates or revisions to the forward-looking statements herein to reflect any change in the Company's expectations with regard thereto, or any changes in events, conditions or circumstances on which any such statement is based.

Application of Critical Accounting Policies and Estimates

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1, "Summary of Significant Accounting Policies", and elsewhere in the accompanying consolidated financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Accounts Receivable

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Accounts receivable are stated at an amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts after considering the age of each receivable and communications with the customers involved. Balances that are collected, for which a credit to a valuation allowance had previously been recorded, result in a current-period reversal of the earlier transaction charging earnings and crediting a valuation allowance. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable in the current period. The actual amount of accounts written off over the five year period ended May 31, 2024 equaled 0.2% of sales for that period. The balance of the valuation allowance is unchanged at $29,000 at both May 31, 2024 and May 31, 2023. Management does not expect the valuation allowance to materially change in the next twelve months for the current accounts receivable balance.

Inventory

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. Based on certain assumptions and judgments made

from the information available at that time, we determine the amount in the inventory allowance. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from the Company's estimates. There was $791,000 and $322,000 of inventory disposed of during the years ended May 31, 2024 and 2023. The provision for potential inventory obsolescence was $386,000 and $295,000 for the years ended May 31, 2024 and 2023.

Revenue Recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process. Adjustments to cost and profit estimates are made periodically due to changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements. These changes may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion. Historically, actual results have not varied materially from the Company's estimates. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2024, 59% of revenue was recorded for contracts in which revenue was recognized over time while 41% was recognized at a point in time. In the year ended May 31, 2023, 61% of revenue was recorded for contracts in which revenue was recognized over time while 39% was recognized at a point in time.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred and estimated earnings on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Income Taxes

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. The deferred tax assets relate principally to asset valuation allowances such as inventory obsolescence reserves and bad debt reserves and also to liabilities including warranty reserves, accrued vacation, accrued commissions and others. The deferred tax liabilities relate primarily to differences between financial statement and tax depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. In future years the Company will need to generate approximately $10.4 million of taxable

income in order to realize our deferred tax assets recorded as of May 31, 2024 of $2,176,000. This deferred tax asset balance is 38% ($594,000) higher than at the end of the prior year. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. If actual results differ from estimated results or if the Company adjusts these assumptions, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses.

The Company and its subsidiary file consolidated federal and state income tax returns. As of May 31, 2024, the Company had state investment tax credit carryforwards of approximately $470,000 expiring through May 2029.

Results of Operations

A summary of the period-to-period changes in the principal items included in the consolidated statements of income is shown below:

Summary comparison of the years ended May 31, 2024 and 2023

	Increase / (Decrease)
Sales, net	$ 4,384,000
Cost of goods sold	$ 494,000
Research and development costs	$ (708,000)
Selling, general and administrative expenses	$ 1,928,000
Other income (expense)	$ 745,000
Income before provision for income taxes	$ 3,415,000
Provision for income taxes	$ 704,000
Net income	$ 2,711,000

For the year ended May 31, 2024 (All figures being discussed are for the year ended May 31, 2024 as compared to the year ended May 31, 2023.)

	Year ended May 31		Change	
	2024	2023	Amount	Percent
Net Revenue	$ 44,583,000	$ 40,199,000	$ 4,384,000	*11%*
Cost of sales	23,744,000	23,250,000	494,000	*2%*
Gross profit	$ 20,839,000	$ 16,949,000	$ 3,890,000	*23%*
… as a percentage of net revenues	47%	42%		

The Company's consolidated results of operations showed an 11% increase in net revenues and an increase in net income of 43%. Revenues recorded in the year ended May 31, 2024 for long-term projects ("Project(s)") were 8% higher than the level recorded in the prior year. We had 39 Projects in process during the year ended May 31, 2024 compared with 52 during the same period last year. Revenues recorded in the year ended May 31, 2024 for other-than long-term projects (non-projects) were 15% higher than the level recorded in the prior year. The number of Projects in-process fluctuates from period to period. The changes from the prior year to the year ended May 31, 2024 are not necessarily representative of future results.

Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. The Company saw a 30% decrease from last year's level in sales to structural customers who were seeking seismic / wind protection for either construction of new buildings and bridges or retrofitting existing buildings and bridges along with a 71% increase in sales to customers in aerospace / defense and a 12% decrease in sales to customers using our products in industrial applications.

A breakdown of sales to these three general groups of customers, as a percentage of total net revenue for fiscal years ended May 31, 2024 and 2023 is as follows:

	Year ended May 31	
	2024	2023
Industrial	8%	10%
Structural	32%	51%
Aerospace / Defense	60%	39%

Total sales within the U.S. increased 18% from last year. Total sales to Asia decreased 55% from the prior year. Net revenue by geographic region, as a percentage of total net revenue for fiscal years ended May 31, 2024 and 2023 is as follows:

	Year ended May 31	
	2024	2023
U.S.	86%	81%
Asia	4%	11%
Other	10%	8%

The gross profit as a percentage of net revenue of 47% in the year ended May 31, 2024 is five percentage points greater than the same period of the prior year (42%). The Company has been able to increase sales prices to recover more of the increased costs for materials and labor that were incurred during the year ended May 31, 2024. Management continues to work with suppliers to obtain more visibility of conditions affecting their respective markets. These actions combined with benefits from the Company's continuous improvement initiatives and increased volume have helped to improve the gross margin as a percentage of revenue over the prior year.

At May 31, 2024, we had 134 open sales orders in our backlog with a total sales value of $33.1 million. At May 31, 2023, we had 134 open sales orders in our backlog with a total sales value of $32.5 million. $18.6 million of the current backlog is on Projects already in progress. $18.1 million of the $32.5 million sales order backlog at May 31, 2023 was in progress at that date. 72% of the sales value in the backlog is for aerospace / defense customers compared to 74% at the end of fiscal 2023. As a percentage of the total sales order backlog, orders from structural customers accounted for 22% at May 31, 2024 and 22% at May 31, 2023. The Company expects to recognize revenue for the majority of the backlog during the fiscal year ending May 31, 2025, with the remainder during the fiscal year ending May 31, 2026.

The Company's backlog, revenues, commission expense, gross margins, gross profits, and net income fluctuate from period to period. Total sales in the current period and the changes in the current period compared to the prior period, are not necessarily representative of future results.

Research and Development Costs

	Years ended May 31		Change	
	2024	2023	Amount	Percent
R & D	$ 388,000	$ 1,097,000	$ (709,000)	-65%
… as a percentage of net revenues	0.9%	2.7%		

Research and development costs decreased 65% from the prior year. This decrease was driven by the completion of the Taylor Damped Moment Frame™ project.

Selling, General and Administrative Expenses

	Years ended May 31		Change	
	2024	2023	Amount	Percent
S G & A	$ 10,971,000	$ 9,043,000	$ 1,928,000	21%
… as a percentage of net revenues	25%	22%		

Selling, general and administrative expenses increased 21% from the prior year, primarily from increased personnel costs.

Operating Income

Operating income of $9,479,000 for the year ended May 31, 2024, showed significant improvement from the $6,809,000 operating income in the prior year. The increase in operating income was attributed to the decrease in research and development costs as well as improved gross margin performance.

Other Income (expense)

Other income increased 104% from the prior year due to increased interest income from higher levels of short-term investments during the course of the year.

Provision for Income Taxes

The Company's effective tax rate (ETR) is calculated based upon current assumptions relating to the year's operating results and various tax related items. The ETR for the fiscal year ended May 31, 2024 is 18%, compared to the ETR for the prior year of 16%.

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2024	**2023**
Computed tax provision at the expected statutory rate	$ 2,293,000	$ 1,575,000
Tax effect of permanent differences:		
Research tax credits	(408,000)	(284,000)
Foreign-derived intangible income deduction	(142,000)	(67,000)
Stock option costs	49,000	-
Other permanent differences	3,000	1,000
Other	127,000	(7,000)
	$ 1,922,000	$ 1,218,000

The foreign-derived intangible income deduction is a tax deduction provided to corporations that sell goods or services to foreign customers. It became available through Public Law 115-97, known as the Tax Cuts and Jobs Act.

Liquidity and Capital Resources, Line of Credit and Long-Term Debt

The Company's primary liquidity requirements depend on its working capital and capital expenditure needs. Working capital consists primarily of cash and short-term investments, inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued expenses and billings in excess of costs and estimated earnings. The Company's primary source of liquidity has been excess cash flow from operations.

Capital expenditures for the year ended May 31, 2024 were $1,149,000 compared to $3,359,000 in the prior year. The Company also acquired Pumpkin™ Mounts intellectual property during the year ended May 31, 2024 for $300,000. Current year capital expenditures included new manufacturing machinery, testing equipment, upgrades to technology equipment and assembly / test facility improvements. The Company has commitments to make capital expenditures of approximately $1,360,000 as of May 31, 2024. These capital expenditures will be primarily for new manufacturing and testing equipment.

On January 4, 2024, the Company entered into a redemption agreement to purchase 459,015 of the Company's shares of the capital stock of the Company, which represented approximately 13% of all of the issued and outstanding shares of capital stock of the Company as of January 8, 2024 (the "Closing Date"), from the Ira Sochet Trust and the Ira Sochet Roth IRA. Each of the foregoing counterparties are non-affiliates of the Company. The agreed purchase price was $19.92 per share, which constituted 87.6% of the average price ($22.74) at which shares of the Company's common stock traded on the Closing Date.

The Company has a $10,000,000 demand line of credit with M&T Bank, with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. There is no outstanding balance at May 31, 2024. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually. The bank is not committed to make loans under this line of credit and no commitment fee is charged.

Management believes that the Company's cash on hand, cash flows from operations, and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations and capital improvements for the next twelve months.

Inventory and Maintenance Inventory

	May 31, 2024		May 31, 2023		Increase /(Decrease)	
Raw materials	$ 887,000		$ 674,000		$ 213,000	*32%*
Work-in-process	6,412,000		5,005,000		1,407,000	*28%*
Finished goods	213,000		262,000		(49,000)	*-19%*
Inventory	7,512,000	83%	5,941,000	86%	1,571,000	*26%*
Maintenance and other inventory	1,580,000	17%	1,003,000	14%	577,000	*58%*
Total	$ 9,092,000	100%	$ 6,944,000	100%	$ 2,148,000	*31%*
Inventory turnover	3.0		3.5			

Inventory, at $7,512,000 as of May 31, 2024, is 26 percent higher than at the prior year-end. Of this, approximately 85% is work in process, 3% is finished goods, and 12% is raw materials. All of the current inventory is expected to be consumed or sold within twelve months. The level of inventory will fluctuate from time to time due to the stage of completion of the non-project sales orders in progress at the time.

The Company disposed of approximately $791,000 and $322,000 of obsolete inventory during the years ended May 31, 2024 and 2023, respectively.

Accounts Receivable, Costs and Estimated Earnings in Excess of Billings ("CIEB") and Billings in Excess of Costs and Estimated Earnings ("BIEC")

	May 31, 2024	May 31, 2023	Increase /(Decrease)	
Accounts receivable	5,212,000	5,554,000	(342,000)	*-6%*
CIEB	4,357,000	4,124,000	233,000	*6%*
Less: BIEC	5,601,000	1,992,000	3,609,000	*181%*
Net	$ 3,968,000	$ 7,686,000	$ (3,718,000)	*-48%*
Number of an average day's sales outstanding in accounts receivable (DSO)	39	47		

The Company combines the totals of accounts receivable, the asset CIEB, and the liability BIEC, to determine how much cash the Company will eventually realize from revenue recorded to date. As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

Accounts receivable of $5,212,000 as of May 31, 2024 includes no retainage by customers on long-term construction projects. The number of an average day's sales outstanding in accounts receivable (DSO) was 39 days at May 31, 2024 and 47 days at May 31, 2023. The Company expects to collect the net accounts receivable balance during the next twelve months.

The status of the projects in-progress at the end of the current and prior fiscal years have changed in the factors affecting the year-end balances in the asset CIEB, and the liability BIEC:

	2024	2023
Number of projects in progress at year-end	19	22
Aggregate percent complete at year-end	53%	33%
Average total value of projects in progress at year-end	$2,089,000	$1,285,000
Percentage of total value invoiced to customer	56%	29%

There are three less projects in-process at the end of the current fiscal year as compared with the prior year end and the average value of those projects has increased by 63% between those two dates.

As noted above, CIEB represents revenues recognized in excess of amounts billed. Whenever possible, the Company negotiates a provision in sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments. Unfortunately, provisions such as this are often not possible. The $4,357,000 balance in this account at May 31, 2024 is a 6% increase from the prior year-end. This increase reflects the higher aggregate level of the percentage of completion of these Projects as of the current year end as compared with the Projects in process at the prior year end. Generally, if progress billings are permitted under the terms of a project sales agreement, then the more complete the project is, the more progress billings will be permitted. The Company expects to bill the entire amount during the next twelve months. 58% of the CIEB balance as of the end of the last fiscal quarter, February 29, 2024, was billed to those customers in the current fiscal quarter ended May 31, 2024. The remainder will be billed as the projects progress, in accordance with the terms specified in the various contracts.

The year-end balances in the CIEB account are comprised of the following components:

	May 31, 2024	May 31, 2023
Costs	$ 9,644,000	$ 3,006,000
Estimated earnings	9,782,000	2,648,000
Less: Billings to customers	15,069,000	1,530,000
CIEB	$ 4,357,000	$ 4,124,000
Number of projects in progress	14	12

As noted above, BIEC represents billings to customers in excess of revenues recognized. The $5,601,000 balance in this account at May 31, 2024 is in comparison to a $1,992,000 balance at the end of the prior year. The balance in this account fluctuates in the same manner and for the same reasons as the account "costs and estimated earnings in excess of billings," discussed above. Final delivery of product under these contracts is expected to occur during the next twelve months.

The year-end balances in this account are comprised of the following components:

	May 31, 2024	May 31, 2023
Billings to customers	$ 7,211,000	$ 6,538,000
Less: Costs	933,000	2,343,000
Less: Estimated earnings	677,000	2,203,000
BIEC	$ 5,601,000	$ 1,992,000
Number of projects in progress	5	10

Accounts payable, at $1,439,000 as of May 31, 2024, is 16% less than the prior year-end. This decrease is normal fluctuation of this account and is not considered to be unusual. The Company expects the current accounts payable amount to be paid during the next twelve months.

Accrued expenses of $4,664,000 increased 14% from the prior year level of $4,078,000. This change is due to increases in accrued incentive compensation resulting from increased earnings.

Lumsden McCormick LLP
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
CERTIFIED PUBLIC ACCOUNTANTS
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Taylor Devices, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary (the Company) as of May 31, 2024 and 2023, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial condition of the Company as of May 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Long-Term Contracts and Related Revenue Recognition

Description of the Matter

As more fully described in Note 1 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced. The Company uses costs incurred as the method to determine progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods and comparing those costs to the estimated final revenue amount. Long-term contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. Due to the technical performance requirements in many of these contracts, changes to cost estimates could occur, resulting in higher or lower margins when the contracts are completed.

Given the inherent uncertainty and significant judgments necessary to estimate future costs at completion, auditing these estimates involved a focused audit effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to the cost estimates for long-term contracts and related revenue recognition included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We selected a sample of executed contracts to understand the contract, perform an independent assessment of the appropriate timing of revenue recognition, and test the mathematical accuracy of revenue recognized based on costs incurred to date relative to total estimated costs at completion.
- We performed inquiries of the Company's project managers and others directly involved with the contracts to evaluate project status and project challenges which may affect total estimated costs to complete. We also observed the project work site when key estimates related to tangible or physical progress of the project.
- We tested the accuracy and completeness of the data used to develop key estimates, including material, labor, overhead, and sub-contractor costs.
- We performed retrospective reviews of prior year long-term contracts, comparing actual performance to estimated performance and the related financial statement impact, when evaluating the thoroughness and precision of management's estimation process in previous years.

Valuation of Inventory

Description of the Matter

As of May 31, 2024, the Company's inventory balance was $7.5 million, net of a $59,000 allowance for obsolescence, its maintenance and other inventory balance was $1.6 million, net of an approximate $837,000 allowance for obsolescence. As discussed in Note 5, maintenance and other inventory represents certain items that are estimated to have a product life-cycle in excess of twelve months the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering. The Company evaluates its inventory for obsolescence on an ongoing basis by considering historical usage as well as requirements for future orders.

Given the inherent uncertainty and significant judgments necessary to estimate potential inventory obsolescence, auditing management's estimates involved a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to valuation of inventory included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We inquired of management relative to write-offs of inventory during the year.
- We tested the completeness and accuracy of management's schedule of inventory.
- We developed an independent expectation of the obsolescence reserve based on our knowledge of the Company's inventory, including analysis of slow-moving items and historical usage and compared it to actual.
- We examined management's lower of cost or net realizable value analysis and performed procedures to test its completeness and accuracy.
- We selected a sample of material purchases made during the year to ensure they were included in inventory at the proper value.
- During our physical inventory observation, we toured the Company's warehouses and examined inventory on hand for any indications of obsolescence.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 1998.

Buffalo, New York
August 15, 2024

Consolidated Balance Sheets

May 31,	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 2,831,471	$ 3,575,219
Short-term investments	28,131,279	24,514,757
Accounts and other receivables, net (Note 2)	5,212,408	5,553,504
Inventory (Note 3)	7,512,052	5,941,304
Prepaid expenses	725,506	439,607
Prepaid income taxes	-	228,947
Costs and estimated earnings in excess of billings (Note 4)	4,356,565	4,124,182
Total current assets	48,769,281	44,377,520
Maintenance and other inventory, net (Note 5)	1,579,829	1,003,140
Property and equipment, net (Note 6)	11,180,933	11,721,784
Patents, net	292,593	-
Cash value of life insurance, net	214,824	210,120
Other assets	27,343	-
Deferred income taxes (Note 10)	1,012,615	568,615
	$ 63,077,418	$ 57,881,179
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,438,847	$ 1,717,657
Accrued expenses (Note 8)	4,664,463	4,078,322
Billings in excess of costs and estimated earnings (Note 4)	5,601,274	1,992,470
Accrued income taxes	126,148	-
Total current liabilities	11,830,732	7,788,449
Stockholders' Equity:		
Common stock, $.025 par value, authorized 8,000,000 shares, issued 4,165,315 and 4,088,193 shares	104,056	102,127
Paid-in capital	12,959,531	10,947,089
Retained earnings	51,127,018	42,128,256
	64,190,605	53,177,472
Treasury stock – 1,046,742 and 567,751 shares at cost	(12,943,919)	(3,084,742)
Total stockholders' equity	51,246,686	50,092,730
	$ 63,077,418	$ 57,881,179

See notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended May 31,	2024	2023
Sales, net (Note 9)	$ 44,582,807	$ 40,199,354
Cost of goods sold	23,743,554	23,250,039
Gross profit	20,839,253	16,949,315
Research and development costs	388,476	1,096,807
Selling, general and administrative expenses	10,971,358	9,043,442
Operating income	9,479,419	6,809,066
Other income (expense)		
Interest, net	1,426,584	698,864
Miscellaneous	14,759	(2,572)
Total other income, net	1,441,343	696,292
Income before provision for income taxes	10,920,762	7,505,358
Provision for income taxes (Note 10)	1,922,000	1,218,000
Net income	$ 8,998,762	$ 6,287,358
Basic earnings per common share (Note 11)	$ 2.68	$ 1.79
Diluted earnings per common share (Note 11)	$ 2.58	$ 1.77

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the years ended May 31,	2024	2023
Common Stock		
Beginning of period	$ 102,127	$ 101,342
Issuance of shares for employee stock purchase plan	10	22
Issuance of shares for employee stock option plan	1,919	763
End of period	104,056	102,127
Paid-in Capital		
Beginning of period	10,947,089	10,227,916
Issuance of shares for employee stock purchase plan	9,904	10,854
Issuance of shares for employee stock option plan	955,286	291,066
Stock options issued for services	1,047,252	417,253
End of period	12,959,531	10,947,089
Retained Earnings		
Beginning of period	42,128,256	35,840,898
Net income	8,998,762	6,287,358
End of period	51,127,018	42,128,256
Treasury Stock		
Beginning of period	(3,084,742)	(2,915,002)
Issuance of shares for employee stock option plan	(715,599)	(169,740)
Repurchase of shares	(9,143,578)	-
End of period	(12,943,919)	(3,084,742)
Total stockholders' equity	$ 51,246,686	$ 50,092,730

See notes to consolidated financial statements

TAYLOR DEVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended May 31,	2024	2023
Operating activities:		
Net income	$ 8,998,762	$ 6,287,358
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,690,239	1,472,455
Amortization	7,407	-
Stock options issued for services	1,047,252	417,253
Bad debt expense	-	23,360
Loss on disposal of property and equipment	-	20,015
Provision for inventory obsolescence	385,744	295,014
Deferred income taxes	(444,000)	(494,000)
Changes in other current assets and liabilities:		
Accounts and other receivables	341,096	(1,110,178)
Inventory	(2,533,181)	(277,214)
Prepaid expenses	(285,899)	28,882
Prepaid income taxes	228,947	7,000
Costs and estimated earnings in excess of billings	(232,383)	(787,708)
Accounts payable	(278,810)	290,827
Accrued expenses	586,141	664,008
Billings in excess of costs and estimated earnings	3,608,804	869,707
Accrued income taxes	126,148	-
Other assets	(27,343)	-
Net operating activities	13,218,924	7,706,779
Investing activities:		
Acquisition of property and equipment	(1,149,388)	(3,359,495)
Patent expenditures	(300,000)	-
Increase in short-term investments	(3,616,522)	(23,417,307)
Increase in cash value of life insurance	(4,704)	(4,761)
Net investing activities	(5,070,614)	(26,781,563)
Financing activities:		
Proceeds from issuance of common stock	967,119	302,705
Acquisition of treasury stock	(9,859,177)	(169,740)
Net financing activities	(8,892,058)	132,965
Net change in cash and cash equivalents	(743,748)	(18,941,819)
Cash and cash equivalents - beginning	3,575,219	22,517,038
Cash and cash equivalents - ending	$ 2,831,471	$ 3,575,219

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations:

Taylor Devices, Inc. (the Company) manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries. The products are manufactured at the Company's sole operating facility in the United States where all of the Company's long-lived assets reside. Management does not track or otherwise account for sales broken down by these categories.

86% of the Company's 2024 revenue was generated from sales to customers in the United States and 4% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

81% of the Company's 2023 revenue was generated from sales to customers in the United States and 11% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tayco Realty Corporation (Realty). All inter-company transactions and balances have been eliminated in consolidation.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were issued.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company includes all highly liquid investments in money market funds in cash and cash equivalents on the accompanying balance sheets.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Short-Term Investments:

At times, the Company invests excess funds in liquid interest earning instruments. Short-term investments at May 31, 2024 and May 31, 2023 include money market funds, US treasury securities and corporate bonds stated at fair value, which approximates cost. The short-term investments (22) mature on various dates during the period June 2024 to December 2026. Unrealized holding gains and losses would be presented as a separate component of accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of investments are determined using the specific identification method.

The short-term investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Accounts and Other Receivables:

Accounts and other receivables are stated at an amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is provided primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Cash Value of Life Insurance:

Cash value of life insurance is stated at the surrender value of the contracts.

Revenue Recognition:

Revenue is recognized (generally at fixed prices) when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2024, 59% of revenue was recorded for contracts in which revenue was recognized over time while 41% was recognized at a point in time. In the year ended May 31, 2023, 61% of revenue was recorded for contracts in which revenue was recognized over time while 39% was recognized at a point in time.

Progress payments are typically negotiated for longer term projects. Payments are otherwise due once performance obligations are complete (generally at shipment and transfer of title). For financial statement presentation purposes, the Company nets progress

billings against the total costs incurred on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

If applicable, the Company recognizes an asset for the incremental material costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year and the costs are expected to be recovered. As of May 31, 2024 and 2023, the Company does not have material incremental costs on any open contracts with an original expected duration of greater than one year, and therefore such costs are expensed as incurred. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer.

Shipping and Handling Costs:

Shipping and handling costs on incoming inventory items are classified as a component of cost of goods sold, while shipping and handling costs on outgoing shipments to customers are classified as a component of selling, general and administrative expenses. The amounts of these costs classified as a component of selling, general and administrative expenses were $190,939 and $366,763 for the years ended May 31, 2024 and 2023. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses. The Company did not have any accrued interest or penalties included in its consolidated balance sheets at May 31, 2024 and 2023. The Company recorded no interest expense or penalties in its consolidated statements of income during the years ended May 31, 2024 and 2023.

The Company believes it is no longer subject to examination by federal and state taxing authorities for years prior to May 31, 2021.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

Stock-Based Compensation:

The Company measures compensation cost arising from the grant of share-based payments to employees at fair value and recognizes such cost in income over the period during which the employee is required to provide service in exchange for the award. The stock-based compensation expense for the years ended May 31, 2024 and 2023 was $1,047,252 and $417,253.

New Accounting Standards:

Any recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

Reclassifications:

The 2023 financial statements have been reclassified to conform with the presentation adopted for 2024.

2. Accounts and Other Receivables:

	2024	2023
Customers	$ 5,241,874	$ 5,558,990
Customers – retention	-	23,980
	5,241,874	5,582,970
Less allowance for doubtful accounts	29,466	29,466
	$ 5,212,408	$ 5,553,504

Retention receivable from customers represents amounts invoiced to customers where payments have been partially withheld pending completion of the project. All amounts are expected to be collected within the next fiscal year.

3. Inventory:

	2024	2023
Raw materials	$ 886,947	$ 673,453
Work-in-process	6,412,497	5,005,416
Finished goods	271,608	330,435
	7,571,052	6,009,304
Less allowance for obsolescence	59,000	68,000
	$ 7,512,052	$ 5,941,304

4. Costs and Estimated Earnings on Uncompleted Contracts:

	2024	2023
Costs incurred on uncompleted contracts	$ 10,576,401	$ 5,349,111
Estimated earnings	10,459,240	4,850,889
	21,035,641	10,200,000
Less billings to date	22,280,350	8,068,288
	$ (1,244,709)	$ 2,131,712

Amounts are included in the accompanying balance sheets under the following captions:

	2024	2023
Costs and estimated earnings in excess of billings	$ 4,356,565	$ 4,124,182
Billings in excess of costs and estimated earnings	5,601,274	1,992,470
	$ (1,244,709)	$ 2,131,712

The following summarizes the status of Projects in progress as of May 31, 2024 and 2023:

	2024	2023
Number of Projects in progress	**19**	22
Aggregate percent complete	**53%**	33%
Aggregate amount remaining	**$17,405,603**	$18,061,484
Percentage of total value invoiced to customer	**56%**	29%

The Company expects to recognize the majority of remaining revenue on all open projects during the May 31, 2025 fiscal year.

Revenue recognized during the years ended May 31, 2024 and 2023 for amounts included in billings in excess of costs and estimated earnings as of the beginning of the year amounted to $1,992,000, and $1,123,000.

5. Maintenance and Other Inventory:

	2024	2023
Maintenance and other inventory	**$ 2,416,748**	$ 2,236,106
Less allowance for obsolescence	**836,919**	1,232,966
	$ 1,579,829	$ 1,003,140

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering. This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. $791,000 and $322,000 of inventory was disposed of during the years ended May 31, 2024 and 2023. The provision for potential inventory obsolescence was $386,000 and $295,000 for the years ended May 31, 2024 and 2023. The Company continues to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.

6. Property and Equipment:

	2024	2023
Land	**$ 195,220**	$ 195,220
Buildings and improvements	**10,054,459**	10,033,399
Machinery and equipment	**15,956,076**	15,278,928
Office furniture and equipment	**3,113,921**	2,840,980
Autos and trucks	**24,818**	24,818
Land improvements	**662,168**	483,929
	30,006,662	28,857,274
Less accumulated depreciation	**18,825,729**	17,135,490
	$ 11,180,933	$ 11,721,784

Depreciation expense was $1,690,239 and $1,472,455 for the years ended May 31, 2024 and 2023.

The Company has commitments to make capital expenditures of approximately $1,360,000 as of May 31, 2024.

7. Short-Term Borrowings:

The Company has available a $10,000,000 bank demand line of credit from a bank, with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually.

There is no amount outstanding under the line of credit at May 31, 2024 or 2023.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis. Outstanding checks under this arrangement totaled $372,347 and $13,873 as of May 31, 2024 and 2023. These amounts are included in accounts payable.

8. Accrued Expenses:

	2024	2023
Customer deposits	$ 285,689	$ 367,902
Personnel costs	3,763,777	3,023,501
Other	614,997	686,919
	$ 4,664,463	$ 4,078,322

9. Sales:

The Company manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators. Management does not track or otherwise account for sales broken down by these categories. Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. A breakdown of sales to these three general groups of customers is as follows:

	2024	2023
Structural	$ 14,406,863	$ 20,642,326
Aerospace / Defense	26,675,321	15,568,695
Industrial	3,500,623	3,988,333
	$ 44,582,807	$ 40,199,354

Sales to a single customer approximated 21% of net sales for 2024.

10. Income Taxes:

	2024	2023
Current tax provision:		
Federal	$ 2,365,000	$ 1,710,000
State	1,000	2,000
	2,366,000	1,712,000
Deferred tax provision (benefit):		
Federal	(444,000)	(494,000)
State	-	-
	(444,000)	(494,000)
	$ 1,922,000	$ 1,218,000

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2024	2023
Computed tax provision at the expected statutory rate	$ 2,293,400	$ 1,576,100
State income tax - net of Federal tax benefit	-	(1,600)
Tax effect of permanent differences:		
Research tax credits	(407,675)	(283,600)
Foreign-derived intangible income deduction	(142,100)	(66,900)
Stock option costs	48,500	-
Other permanent differences	2,800	900
Other	127,075	(6,900)
	$ 1,922,000	$ 1,218,000
Effective income tax rate	17.6%	16.2%

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	2024	2023
Deferred tax assets:		
Allowance for doubtful receivables	$ 6,200	$ 6,200
Tax inventory adjustment	57,300	84,300
Allowance for obsolete inventory	188,100	273,200
Accrued vacation	163,000	136,600
Accrued commissions	-	9,800
Warranty reserve	100,700	62,700
R&D tax credit	-	-
R&D capitalization	1,479,800	678,500
Stock options issued for services	181,200	331,300
	2,176,300	1,582,600
Deferred tax liabilities:		
Excess tax depreciation	(1,163,685)	(1,013,985)
Net deferred tax assets	$ 1,012,615	$ 568,615

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. The Company will need to generate approximately $10.4 million in taxable income in future years in order to realize the deferred tax assets recorded as of May 31, 2024 of $2,176,300.

The Company and its subsidiary file consolidated Federal and State income tax returns. As of May 31, 2024, the Company had State investment tax credit carryforwards of approximately $424,000 expiring through May 2029.

11. Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

	2024	2023
Average common shares outstanding	**3,353,077**	3,506,474
Common shares issuable under stock option plans	**135,711**	45,020
Average common shares outstanding assuming dilution	**3,488,788**	3,551,494

12. Employee Stock Purchase Plan:

In March 2004, the Company reserved 295,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan. Participation in the employee stock purchase plan is voluntary for all eligible employees of the Company. Purchase of common shares can be made by employee contributions through payroll deductions and without brokers' fees. At the end of each calendar quarter, the employee contributions will be applied to the purchase of common shares using a share value equal to the mean between the closing bid and ask prices of the stock on that date. These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan. During the years ended May 31, 2024 and 2023, 372 ($21.70 to $48.89 price per share) and 922 ($8.65 to $19.96 price per share) common shares, respectively, were issued to employees. As of May 31, 2024, 215,993 shares were reserved for further issue.

13. Stock Option Plans:

In 2022, the Company adopted a stock option plan which permits the Company to grant both incentive stock options and non-qualified stock options. The incentive stock options qualify for preferential treatment under the Internal Revenue Code. Under this plan, 260,000 shares of common stock have been reserved for grant to key employees and directors of the Company and 144,000 shares have been granted as of May 31, 2024. Under the plan, the option price may not be less than the fair market value of the stock at the time the options are granted. Options vest immediately and expire ten years from the date of grant.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of each option granted under the plan was $12.32 during 2024 and $4.91 during 2023. The pricing model uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of options granted is derived from previous history of stock exercises from the grant date and represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination assumptions under the valuation model. The Company has never paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

	2024	2023
Risk-free interest rate	**4.00%**	2.45%
Expected life in years	**4.3**	4.2
Expected volatility	**37%**	33%
Expected dividend yield	**0%**	0%

The following is a summary of stock option activity:

	Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding - May 31, 2022	**283,000**	$ 11.43	$ 28,248
Options granted	**85,000**	$ 15.75	
Less: options exercised	**30,500**	$ 9.57	
Less: options expired	**4,500**	-	
Outstanding - May 31, 2023	**333,000**	$ 12.70	$ 2,016,961
Options granted	**85,000**	$ 34.04	
Less: options exercised	**76,750**	$ 12.54	
Less: options expired	**750**	-	
Outstanding - May 31, 2024	**340,500**	$ 18.07	$11,185,815

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of the balance sheet dates. The aggregate intrinsic value of outstanding options as of the end of each fiscal year is calculated as the difference between the exercise price of the underlying options and the market price of our common shares for the options that were in-the-money at that date (340,500 at May 31, 2024 and 279,500 at May 31, 2023). The Company's closing stock price was $50.92 and $18.55 as of May 31, 2024 and 2023. As of May 31, 2024, there are 116,000 options available for future grants under the 2022 stock option plan. $957,205 was received from the exercise of options during the fiscal year ended May 31, 2024. $291,829 was received from the exercise of options during the fiscal year ended May 31, 2023.

The following table summarizes information about stock options outstanding at May 31, 2024:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 9.01-$10.00	55,000	7.0	$ 9.67
$10.01-$11.00	15,250	4.7	$10.21
$11.01-$12.00	106,250	6.5	$11.72
$12.01-$13.00	19,000	1.5	$12.36
$13.01-$14.00	10,000	2.9	$13.80
$16.01-$17.00	10,000	1.9	$16.40
$19.01-$20.00	47,500	8.3	$19.89
$20.01-$21.00	34,500	9.4	$20.78
$46.01-$47.00	43,000	9.9	$46.99
$ 9.01-$47.00	340,500	6.9	$18.07

The following table summarizes information about stock options outstanding at May 31, 2023:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 8.01-$ 9.00	13,000	0.9	$ 8.87
$ 9.01-$10.00	55,000	8.0	$ 9.67
$10.01-$11.00	23,500	6.2	$10.16
$11.01-$12.00	140,000	7.5	$11.66
$12.01-$13.00	28,000	2.8	$12.39
$13.01-$14.00	10,000	3.9	$13.80
$16.01-$17.00	10,000	2.9	$16.40
$19.01-$20.00	53,500	8.6	$19.82
$ 8.01-$20.00	333,000	6.8	$12.70

14. Retirement Plan:

The Company maintains a retirement plan for essentially all employees pursuant to Section 401(k) of the Internal Revenue Code. The Company matches a percentage of employee voluntary salary deferrals subject to limitations. The Company may also make discretionary contributions as determined annually by the Company's Board of Directors. The amount expensed under the plan was $431,720 and $371,881 for the years ended May 31, 2024 and 2023.

15. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

The fair values of short-term investments were determined as described in Note 1.

16. Cash Flows Information:

	2024	2023
Interest paid	**None**	None
Income taxes paid	**$2,010,000**	$1,705,000

17. Legal Proceedings:

The Company has been named as a third-party defendant in an action captioned Board of Managers of the 432 Park Condominium, et al. v. 56th and Park (NY) Owner LLC, et al. (the "Action").

The Action was filed on or about September 23, 2021. In the Action, the Board of Managers of 432 Park Condominium (the "Owner"), a condominium association for a high-rise condominium building (the "Building") located at 432 Park Avenue in New York, N.Y., asserts a claim against the condominium sponsor, 56th and Park (NY) Owner LLC (the "Sponsor") for damages arising from construction and design defects to the residential and commercial units at the Building.

The Sponsor subsequently filed a third-party complaint against LendLease Construction (US) LMB ("LendLease") and other parties involved in the Building's design. As to LendLease, the third-party complaint alleges breach of a construction management contract between LendLease and the Sponsor and negligence arising from purported failure to perform under the contract, and seeks indemnification against any damages asserted against the Sponsor by the Owner.

LendLease subsequently initiated a third-party complaint seeking indemnification from entities with whom LendLease had contracted for the supply of materials and services in connection with construction of the Building. The third-party complaint also names the Company as a third-party defendant based upon a contract between the Company and LendLease to supply 16 Viscous Damping Devices that were incorporated into a Tuned Mass Damper system designed by a third party to limit accelerations of the Building during wind events. The Company has timely filed and served an answer denying the allegations in LendLease's third party complaint.

The Action, and all of the related third-party actions, are pending in the Commercial Division of the Supreme Court, New York County.

On June 17, 2024, the Court entered a scheduling order directing that the parties complete discovery by July 31, 2025 and file dispositive motions by October 17, 2025.

In view of the limited discovery to date, it is not possible to determine the likelihood of an unfavorable outcome or to quantify a potential loss.

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CORPORATE INFORMATION

Transfer Agent and Registrar

The Company's transfer agent is responsible for stockholder records, issuance of stock certificates and distribution of dividend payments and IRS Form 1099s. The transfer agent also administers plans for dividend reinvestment and direct deposit. Stockholder requests and inquiries concerning these matters are most efficiently answered by corresponding directly with Computershare Investor Services, 150 Royall Street, Canton, Massachusetts 02021. Communication may also be made by telephone by calling (800) 522-6645, via the Internet at www.computershare.com.

Stock Listing

NASDAQ Stock Market LLC
NASDAQ Symbol - TAYD

Annual Meeting

The 2024 Annual Meeting of Shareholders of Taylor Devices, Inc. will be held at the Hyatt Place Buffalo/ Amherst, 5020 Main Street, Amherst, New York 14226, on **October 25, 2024, at 11:00 a.m.**, Eastern Time. There will also be a live webcast of the Annual Meeting available on the Company's website at www.taylordevices.com/annual-shareholders-meeting/. The webcast is being made available only for informational purposes. The Annual Meeting is being held in person, and accessing the webcast will neither count as attendance for purposes of meeting quorum requirements nor enable a shareholder to vote. Our shareholders of record at the close of business on August 26, 2024, the record date for the Annual Meeting, may vote at the meeting by attending in person or following the instructions in the Company's proxy materials. Shareholders who do not attend in person are encouraged to vote by proxy.

Holders

As of August, the number of issued and outstanding shares of Common Stock was 3,118,627 and the approximate number of record holders of the Company's Common Stock was 381. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock is approximately 3,300.

Form 10-K

A copy of the Company's Annual Report on Form 10-K is available to stockholders without charge upon written request to the attention of Paul Heary, CFO at Taylor Devices, Inc. 90 Taylor Drive, North Tonawanda, NY 14120.

Independent Registered Public Accounting Firm

Lumsden & McCormick, LLP
Cyclorama Building
369 Franklin Street
Buffalo, NY 14202-1702

General Counsel

Barclay Damon, LLP
Barclay Damon Tower
125 East Jefferson Street
Syracuse, NY 13202

OFFICERS AND DIRECTORS

F. Eric Armenat
BOARD MEMBER

John Burgess
CHAIRMAN OF THE BOARD

Robert M. Carey
BOARD MEMBER

Paul Heary
CHIEF FINANCIAL OFFICER

Alan Klembczyk
PRESIDENT
AND BOARD MEMBER

Timothy Sopko
CHIEF EXECUTIVE OFFICER
AND BOARD MEMBER

MANAGEMENT TEAM

Todd Avery
VICE PRESIDENT,
OPERATIONS

Stuart Buckley
VICE PRESIDENT,
BUSINESS DEVELOPMENT
AND STRATEGY

Paul Crvelin
VICE PRESIDENT,
ENGINEERING

Susan Ewing
HUMAN RESOURCES
MANAGER

Paul Heary
CHIEF FINANCIAL OFFICER

Alan Klembczyk
PRESIDENT

Brian Lowicki
DIRECTOR OF PROGRAMS AND
PROGRAM MANAGEMENT

Mitch Reszczenski
DIRECTOR OF INFORMATION
TECHNOLOGY

Timothy Sopko
CHIEF EXECUTIVE OFFICER

James Talty
AEROSPACE/DEFENSE
IPT LEAD

Michael Yax
VICE PRESIDENT,
QUALITY AND CONTINUOUS
IMPROVEMENT

EXTENDED MANAGEMENT TEAM

Megan Brant
ACCOUNTING SUPERVISOR

Nathan Canney
DIRECTOR OF STRUCTURAL
ENGINEERING

Steve Christie
MACHINING LEAD

Robert Conrad
DIRECTOR OF CONTINUOUS
IMPROVEMENT

Timothy Dewiel
PRODUCTION CONTROL
MANAGER

Konrad Eriksen
STRUCTURAL PRODUCTS SALES
DIRECTOR, IPT LEAD

Andrea Green
PRODUCTION CONTROL AND
RECEIVING MANAGER

Steven Harding
MAINTENANCE MANAGER

Donald Horne
CHIEF ENGINEER

Charles Ketchum III
QUALITY ASSURANCE MANAGER

Mark Lemke
PROTECTIVE COATINGS MANAGER

Nicholas Marsolais
DIRECTOR OF SUPPLY CHAIN

Eric Roth
SCHOLL OPERATIONS MANAGER

William Streams
MACHINE SHOP MANAGER

David Taylor
MANAGER OF AEROSPACE AND
DEFENSE SALES

Dennis Warmus
MANUFACTURING ENGINEERING
MANAGER

Rebecca Winiecki
PROCUREMENT MANAGER

BOARD OF DIRECTORS & EXECUTIVES



Alan R. Klembczyk | President and Board Member

Since graduating from the University of Buffalo in 1987 with a degree in Mechanical Engineering, Mr. Klembczyk has held key positions in Sales, Engineering, and Executive Management at Taylor Devices. Over the last 36 years, he has held titles of Design Engineer, Assistant Chief Engineer, Chief Engineer, and Vice President of Sales & Engineering. He later went on to be appointed President of the Company and a Member of the Board of Directors in June 2018.

Mr. Klembczyk has been responsible for establishing new Sales and Marketing policies and has been directly involved with defining internal Company policy and strategic direction in cooperation with all levels of Taylor Devices' Management. He was an integral part of the team that managed upgrades to the Quality System and obtained 3rd party certification to International Standards ISO 9001, ISO 14000, and Aerospace Standard AS9100.

Mr. Klembczyk has served for many years on the Technical Advisory Group for the US Shock and Vibration Information & Analysis Center (SAVIAC) and the Shock and Vibration Exchange (SAVE). In 2019, he received the Distinguished Service Award from SAVE. Additionally, he has been a tutorial and course instructor for various organizations internationally and has participated in many technical conferences and symposia. He is a founding member and first co-chair of the Industry Partner Committee of the US Resilience Council.

Mr. Klembczyk has participated in many research projects for products for military and aerospace, industrial, and structural applications. He has served as Program Manager for many of these projects and has worked with academia including the University at Buffalo's MCEER: Earthquake Engineering to Extreme Events, among others.

He has published several papers describing unique applications for structural dampers, tuned mass dampers, vibration isolators, shock absorbers, and shock isolators, and holds US Patents for some of these components. These papers have been published by SAVE, SAVIAC, the Society for Experimental Mechanics (SEM), and the Applied Technology Council (ATC).



Timothy J. Sopko | Chief Executive Officer and Board Member

Mr. Sopko's business experience spans more than thirty years in Aerospace (Military and Civil), Industrial, as well as Commercial markets with a primary focus on Engineering, Product Development, Program Management, Operations, and Business Management.

Prior to joining Taylor Devices as CEO in April 2019, Mr. Sopko was Vice President and General Manager of Carleton Technologies Inc. (d.b.a. Cobham Mission Systems) in Orchard Park, New York, a Department of Defense Contractor. While there, he also held the positions of General Manager, Director of Engineering and Programs, Director of Engineering, and Director of Business Development. Under Mr. Sopko's leadership as VP and GM, Carleton successfully grew its annual sales from $110m to over $200m.

After nine years of Design Engineering and Program Management in the industry (1988-1997), Mr. Sopko co-founded Comprehensive Technical Solutions Inc., a New York State S-corporation that provides product design engineering services to companies across the United States, as well as produces and supports a portfolio of internally funded products.

Mr. Sopko is a Mechanical Engineering graduate of The State University of New York at Buffalo where he was also a member of The University's Mechanical and Aerospace Dean's Advisory Board for over 11 years. Mr. Sopko is also an author and/or co-author of several US Patents.



John Burgess | Chairman of the Board of Directors

Mr. Burgess gained his international strategy, manufacturing operations, and organizational development expertise from his more than 40 years of experience with middle-market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc., a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Division before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy which resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years spent as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with a focus on the aerospace and defense sectors. Mr. Burgess is also a former Operating Partner of Summer Street Capital Partners.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an MBA from Canisius College located in Buffalo, New York. Currently, Mr. Burgess is a Director of Bird Technologies of Solon, Ohio.



F. Eric Armenat | Board Member

Mr. Armenat's career has spanned more than 40 years in a variety of middle-market organizations both public and privately owned. Mr. Armenat most recently served as President and Chief Executive officer of Multisorb Filtration Group which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry, solving complex technical challenges in the pharmaceutical, food, and industrial markets. From 2012 to 2016, Mr. Armenat served as President and Chief Executive Officer for several companies owned by private equity. These companies included healthcare delivery, medical waste collection, and disposal, as well as active packaging. He was responsible for the successful business improvement and eventual divestiture of the companies.

From 2009 to 2012, Mr. Armenat served as Chief Operating Officer of Avox Systems (Zodiac Aerospace), a leading supplier of aircraft oxygen systems. From 1994 to 2009, he served as Vice President of Operations and then President and General Manager of Carleton Technologies (Cobham Mission Systems), a global leader of technology for the military and commercial aviation markets. Mr. Armenat also worked as an Operations Management Consultant with Ernst and Young beginning in 1984.

Mr. Armenat earned his Bachelor of Science Degree in Industrial Engineering from Southern Illinois University and his MBA in Finance and Accounting from St. Bonaventure University. He proudly served in the United States Air Force.



Robert M. Carey | Board Member

Mr. Carey brings over 45 years of experience ranging from general management to consultative work to the Company. He was the General Manager of the Reichert Analytical Instruments group from 2001 to 2009. The company manufactures and internationally sells a variety of analytical measurement instruments for use in medicine, food processing, and biotechnology research.

Mr. Carey was the Principal at CMA, Ltd from 1990 to 2001. CMA, Ltd provides consulting services to the manufacturing sector in the areas of organization, operational change and strategic planning. Mr. Carey was also a Partner in Decision Processes International (DPI) from 1999 to 2001. DPI is an international strategic planning consultancy working with companies of all sizes.

In 1979, Mr. Carey joined Wilson Greatbatch Ltd. (now Integer Holdings) as North American Sales Manager. Mr. Greatbatch held the patents for the implantable pacemaker. The eponymously named company is the world's leader in implantable power sources. In 1981 Mr. Carey was named Vice President of Wilson Greatbatch and General Manager of the Electrochem Div. Electrochem which manufactures and internationally sells high-energy batteries used in rugged or remote environments such as space, oil and gas drilling, the military, and the ocean.

He earned a Bachelor of Science in Microbiology from the State University of California, Long Beach and a Master of Business Administration from the State University of New York at Buffalo. Mr. Carey served in the U.S. Army, achieving the rank of Captain.



Paul Heary | Chief Financial Officer

Mr. Heary has over 20 years of experience serving in senior financial management positions for several public and privately owned middle market manufacturers located in Western New York. Prior to joining Taylor Devices, Inc., Mr. Heary was Chief Financial Officer of Multisorb Filtration Group, a leader in sorbent technology serving the pharmaceutical, food, and industrial markets, from 2016 to 2022. At Multisorb, Mr. Heary played a key role in guiding the company through its 2018 sale from a private equity owner. From 2006 to 2016, he was the Senior Finance Director at Carleton Technologies (d.b.a. Cobham Missions Systems), a global leader in technology for the aerospace and defense market.

Mr. Heary joined Taylor Devices in September 2022. He has BS (Accounting) and MBA degrees from The State University of New York at Buffalo and previously held certifications for public and management accounting (CPA and CMA).

taylor devices inc.

90 Taylor Drive, North Tonawanda, NY 14120
Phone (716) 694-0800 | **Fax** (716) 695-6015
www.taylordevices.com